LAURENTIAN CAPITAL CORPORATION

Exhibit 11 - Computation of Per Share Earnings

                    Nine Months Ended September 30,      Quarter Ended September 30,
                    -------------------------------      ---------------------------
                                 1995         1994        1995         1994
                              ---------    ---------    ---------    ---------
Shares outstanding            7,587,398    7,548,757    7,587,398    7,593,757
Number of days                      273           96           92           92
Shares outstanding                         7,593,757
Number of days                                   177
                              ---------   ----------   ----------   ----------

     Weighted Average
     Shares Outstanding       7,587,398    7,577,933    7,587,398    7,593,757
                             ==========   ==========   ==========   ==========

Total Net income             $6,265,008   $7,002,593   $2,249,338   $2,396,852

   Less:

   Accrued Dividends
   on Preferred Stock           115,352      177,539       12,900       50,621
                             ----------   ----------   ----------   ----------

Adjusted Net Income          $6,149,656   $6,825,054   $2,236,438   $2,346,231
                             ==========   ==========   ==========   ==========
Earnings Per Common Share:

   Net income                $     0.81   $     0.90   $     0.29   $     0.31
                             ----------   ----------   ----------   ----------

The Company's Series A Redeemable Preferred Stock are considered to be common stock equivalents. These shares were not included in the earnings per share computation because their effect was anti-dilutive. Options granted to purchase the Company's common stock are also considered common stock equivalents. These options were not included in the computation of earnings per share because their maximum possible dilution was not material.








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